THIS DOCUMENT IS A COPY OF THE FORM CB FILED ON JANUARY 13, 2006

PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Konami Sports Kabushiki Kaisha

(Names of Subject Companies)

Konami Sports Corporation

(Translation of Subject Company’s Names into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Konami Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Noriaki Yamaguchi

4-1 Marunouchi 2-chome

Chiyoda-ku

Tokyo 100-6330

Japan

(81-3) 5220-0573

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to

Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

John D. Young, Jr.

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku

Tokyo

(81-3) 3213-6140

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description

1	English translation of the Notice, dated January 11, 2006 of the Extraordinary General Meeting of Shareholders of Konami Sports Corporation concerning approval of the share exchange agreement between Konami Corporation and Konami Sports Corporation.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Konami Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV –– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Konami Corporation

By	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and Chief Financial Officer

Date: January 12, 2006

EXHIBIT 1

To Shareholders in the United States

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subjected to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its offices and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

January 11, 2006

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders, which will be held as described hereunder.

If you are unable to attend the meeting, please review the reference materials contained herein and exercise your voting rights either by returning to us by mail the enclosed voting form. Please exercise your voting right by Wednesday, January 25, 2006.

PART V — MEETING AGENDA

1. Date and Time:	2:00 pm, Thursday, January 26, 2006

2. Venue:	“Arena” of Konami Sports Corporation, 10-1, Higashi Shinagawa 4-chome, Shinagawa-ku, Tokyo

3. Agenda:	Proposals
	Proposal 1:	To approve Merger agreement concluded between Konami Sports Corporation and Konami Sports Life Corporation: For details about the proposal, please refer to “ Reference Materials Concerning the Exercise of Voting Rights” on pages 3 to 22, (partially written in pages 38 to 52).
	Proposal 2:	To approve Share Exchange Agreement concluded between Konami Sports Corporation and Konami Corporation: For details about the proposal, please refer to “Reference Materials Concerning the Exercise of Voting Rights” on pages 23 to 37, (partially written in pages 38 to 52).

*	In attending the meeting, please hand in the voting form enclosed with these materials to the receptionist at the Meeting.

Reference Materials Concerning the Exercise of Voting Rights

1. Number of Voting Rights Held by All Shareholders: 240,459

2. Agenda and Reference Matters

Proposal No. 1: To approve Merger Agreement between Konami Sports Corporation and Konami Sports Life Corporation

1. Reasons for the necessity of Merger

With the advent of aging society, people are increasing there interest in the pursuit of health and, as a trend, their needs against health-related services are expected to be diversified. From the view point of coping quickly with the change of times, we have come to a conclusion that it would be the best solution for us to merge with Konami Sports Life, which produce and manufacture health-related machines and supplements, with our business in operation of fitness clubs, distribution of health-related devices and provision of health-related services will create a new market for all kinds of health-related services.

In this light, we sincerely request our shareholders to understand the purpose of the share exchange and give approval to the share exchange agreement.

2. Contents of the Merger Agreement

Merger Agreement

Konami Sports Corporation (hereinafter referred to as “Konami Sports”) and Konami Sports Life Corporation (hereinafter referred to as “Konami Sports Life”) hereby enter into a merger agreement (hereinafter referred to as the “Merger Agreement”) under the following terms and conditions.

Article 1. (Method of Merger)

Konami Sports and Konami Sports Life shall engage in a merger where Konami Sports is the surviving entity and Konami Sports Life is the dissolving entity.

Article 2. (Merger Date)

The date of merger shall be February 28, 2006 (the “Merger Date”); provided, however, that such date may be changed through consultation between Konami Sports and Konami Sports Life where necessary in light of the status of the merger procedures or for any other reason.

Article 3. (Shares Issued and Allotted upon Merger)

1.	Upon the Merger, Konami Sports shall allot to the shareholders listed or registered on the final register of shareholders of each of Konami Sports Life as of the date immediately preceding the Merger Date 3.99 common stock of Konami Sports per share of common stock of Konami Sports Life.

2.	Konami Sports shall, in exchange for the issuance of new shares, add common stock of 15,457,741 shares that it may succeed from Konami Sports Life through the Merger to its treasury stock of 302,759 shares, making the total number of common stock to be transferred to Konami Sports Life’s shareholders 15,760,500 shares.

Article 4. (Increase in Common Stock and Capital Reserve)

1.	The amounts of common stock, capital reserve, legal reserve, voluntary reserve and other retained earnings of Konami Sports to be increased upon the Merger shall be as follows; provided, however, such amounts may be changed through consultation between Konami Sports and Konami Sports Life, depending on the position of assets and liabilities of Konami Sports Life as of the Merger Date:

(1) Common stock to be increased:

None.

(2) Capital reserve to be increased:

An amount obtained by subtracting the amounts specified in items 3 and 4 of this paragraph from the amount obtained by subtracting the total of the amount of liabilities succeeded from Konami Sports Life and of treasury stock to be transferred to Konami Sports Life’s shareholders in exchange for the issuance of new shares from the amount of properties succeeded from Konami Sports Life (hereinafter referred to as the “Gain on the Merger”), if the Gain on the Merger exceeds the amounts specified in items 3 and 4 of this paragraph.

(3) Legal reserve to be increased:

The amount of the legal reserve of Konami Sports Life as of the Merger Date.

(4) Voluntary reserve and other retained earnings to be increased:

The total amount of the voluntary reserves and other retained earnings of Konami Sports Life as of the Merger Date; provided, however, the amounts to be allocated to various capital accounts shall be determined through consultation between Konami Sports and Konami Sports Life.

2.	If the Gain on the Merger does not reach the total of the amounts specified in Items (3) and (4) in paragraph 1 hereof, the amount of increase will be deducted, first from Item (4) and then from Item (3) down to the amount of the Gain on the Merger.

Article 5. (General Shareholders Meeting for the Approval of the Merger)

Konami Sports and Konami Sports Life shall each convene their respective general shareholders meetings for the approval of the Merger (hereinafter referred to as the “General Shareholders Meeting for the Approval of the Merger”) on January 26, 2006 to ask for the approval of the Merger Agreement and for resolution on matters necessary thereto; provided, however, that such date may be changed through consultation between the Parties where necessary in light of the proceeding of merger procedures or for any other reason.

Article 6. (Changes in the Articles of Incorporation)

Upon the Merger, Konami Sports shall add following changes to its Articles of Incorporation (amendments shown by underlines), which shall come into force effective on the Merger Date.

Before Amendment	After Amendment

Article 2. (Purpose)

The purpose of the Corporation shall be to engage in the following business activities:

24.    Manufacture, processing, sale and import and export of cosmetics, pharmaceuticals, quasi-pharmaceuticals, health appliances and medical equipment;

Article 2 (Purpose)

The purpose of the Corporation shall be to engage in the following business activities:

24.    Manufacture, processing, sale and import and export of food stuffs, cosmetics, pharmaceuticals, quasi-pharmaceuticals, health appliances and medical equipment;

Article 7. (Succession of Corporate Assets)

As of the Merger Date, Konami Sports Life shall transfer to Konami Sports and Konami Sports shall succeed from Konami Sports Life any and all assets, liabilities, rights and obligations based on the balance sheets and other accountings as of September 30, 2005, after making adjustments for the period up to the Merger Date.

Article 8. (Dividend Calculation Commencement Day)

The calculation of the profit dividend payable on shares to be transferred from Konami Sports to Konami Sports Life’s shareholders pursuant to Article 3 shall commence on October 1, 2005.

Article 9. (Cash Consideration for Merger)

No cash consideration shall be distributed by Konami Sports in connection with the Merger.

Article 10. (Management of Corporate Assets)

During the period from the date of the execution of the Merger Agreement up to the Merger Date, Konami Sports and Konami Sports Life shall execute their business operations and manage and operate their properties with the due diligence of a good manager and no action that may have any material effect on their respective properties or rights and obligations shall be taken, without prior consultation and agreement between the Parties.

Article 11. (Treatment of Employees)

Effective from the Merger Date, all employees of Konami Sports Life as of that Date shall become employees of Konami Sports. The length of service for Konami Sports Life shall be regarded as the length of service for Konami Sports. Other working conditions shall be determined through consultation between the Parties.

Article 12. (Term of Office of Konami Sport’s Corporate Auditors Who Took Office Prior to the Merger)

The term of office of Konami Sport’s corporate auditors who took office prior to the Merger shall not be affected by the Merger, and they shall remain in office for the respective term stipulated at their inauguration.

Article 13. (Cost of Dissolution)

Any cost or expense that may incur on or after the Merger Date for the dissolution of Konami Sports Life shall be borne by Konami Sports.

Article 14. (Amendment to the terms and conditions of Merger and termination of the Agreement)

In case there shall be any material change in the financial conditions or operational conditions of Konami Sports or Konami Sports Life or any event that materially impair the ability of the Parties to consummate the Merger during the period from the date of execution of the Merger Agreement up to the Merger Date, Konami Sports or Konami Sports Life may through consultation amend the terms and conditions of the Merger or terminate the Merger Agreement.

Article 15. (Share Exchange between Konami Sports and Konami Corporation and Corporate Split of Konami Corporation)

1.	Assuming that the Merger comes into force, Konami Sports shall execute a share exchange with Konami Corporation, in which Konami Corporation shall pursuant to Appendix 1 “Share Exchange Agreement” become the wholly-owning parent company of Konami Sports and Konami Sports shall become the wholly-owned subsidiary of Konami Corporation effective on March 1, 2006; provided, however, that such share exchange shall be conditional upon the approval at general shareholders meetings of Konami Sports and Konami Corporation.

2.	In accordance with the Plan for Corporate Split as specified in Appendix 2, Konami Corporation has a plan to execute corporate split effective on March 31, 2006, under which Konami Digital Entertainment Co., Ltd., a newly incorporated subsidiary, will succeed digital entertainment business of Konami Corporation.

Article 16. (Effect of the Agreement)

If any approval at the General Shareholders Meeting for the Approval of the Merger of both Konami Sports and Konami Sports Life as set forth in Article 5 hereof or of competent government authorities as set forth in any applicable laws and regulations necessary to fulfil the Merger Agreement is failed to obtain, this Agreement shall become null and void.

Article 17. (Consultation)

Any matter necessary for the Merger other than as specified in the Merger Agreement shall be determined through consultation between Konami Sports and Konami Sports Life in accordance with the purpose of the Merger Agreement.

IN WITNESS WHEREOF, Konami Sports and Konami Sports Life have affixed their respective signatures and seals to execute this Agreement in duplicate, keeping one copy each.

January 5, 2006

Konami Sports

By: Toshimitsu Oishi

Title: Representative Director of Konami Sports Corporation

Address of the Corporation:

10-1, Higashi-Shinagawa 4-chome, Shinagawa-ku, Tokyo, Japan

Konami Sports Life

By: Tomiaki Tanaka

Title: Representative Director of Konami Sports & Life Co., Ltd.

Address of the Corporation:

10-27, Higashi-Shinagawa 4-chome, Shinagawa-ku, Tokyo, Japan

Appendix 1: Share Exchange Agreement:

As described in pages 3 to 7, in the section of Reference Materials Concerning the Exercise of Voting Rights.

Appendix 2: Plan for Corporate Split:

As described in pages 36 to 39, in the section of Reference Materials Concerning the Exercise of Voting Rights.

3.	Amendments to the Articles of Incorporation in connection with the merger

(1)	Reasons for the amendments

Konami Sports plans to merge with Konami Sports Life in order to expand the business area in connection with health services. Accordingly, necessary changes to Article 2 of the current Articles of Incorporation (Purpose) are proposed.

(2)	Details of the amendments

Details of the amendments are stated in Article 6 of Merger Agreement.

4.	A Paper Documents Stating the Reasons for Merger as Provided for in Article 408-2, Paragraph 1, Item 2 of the Commercial Code

Statements of Reasons for the Merger Ratio

(1)	Request for the Calculation of the Merger Ratio to a Third-party Organization

Prior to the execution of the Merger, Konami Sports Corporation (hereinafter referred to as “Konami Sports”) and Konami Sports Life Corporation (hereinafter referred to as “Konami Sports Life”), in order to ensure fairness and appropriateness, asked Nikko Cordial Securities Inc. (hereinafter referred to as “Nikko Cordial Securities”) as a neutral third-party organization to calculate the merger ratio.

(2)	Method and Ground of the Calculation of the Merger Ratio by the Third-party Organization

Nikko Cordial Securities performed an analysis and evaluated share values for Konami Sports using the market share price method and discounted cash flow method (DCF) and for Konami Sports Life using a adjusted net asset method, and calculated the potential range of share exchange ratio taking into account the overall results of the evaluation of each method and submitted the results to Konami Sports and Konami Sports Life.

(3)	Examination of the Merger Ratio

Konami Sports and Konami Sports Life examined the proposal for the potential share exchange ratio submitted by Nikko Cordial Securities. Finding that the suggested method and ground of the calculation are reasonable, Konami Sports and Konami Sports Life continued discussion based on the proposal.

The Merger Ratio

In light of the above background, Konami Sports and Konami Sports Life each adopted a resolution at respective Board of Directors meeting held on January 5, 2006 to enter into a merger agreement, which includes a provision to set the following merger ratio within the range of ratio suggested by Nikko Cordial Securities.

Name of Company	Konami Sports	Konami SportsLife
Share Exchange Ratio	1	3.99

5.	Balance sheets and statements of operations of the companies involved in the merger pursuant to Items 3 to 6, Paragraph 1, Article 408-2 of the Commercial Code of Japan

Balance sheets and statements of operations prepared six months before this extraordinary general shareholders meeting

Konami Sports Corporation

Non-consolidated Balance Sheet

As of September 30, 2005	(Millions of Yen)
ASSETS
Current Assets:
Cash and cash equivalents	¥328
Trade accounts receivable	1,658
Inventories	1,141
Other	4,040
Allowance for doubtful accounts	(35)
Total current assets	7,133

Fixed Assets:
Tangible fixed assets	15,312
Intangible fixed assets	1,329
Investments and other assets	24,944
Affiliated company shares	371
Long-term lease deposits	20,578
Other	3,994
Allowance for doubtful accounts	0
Total fixed assets	41,586

TOTAL ASSETS	¥48,719

LIABILITIES
Current Liabilities:
Trade notes payable	¥109
Trade accounts payable	581
Short-term borrowings	7,490
Other accounts payable	3,021
Income taxes payable	227
Advances received	5,637
Allowance for bonuses	484
Other	2,662
Total current liabilities	20,215

Long-Term Liabilities:
Straight bonds	15,000
Long-term debt of affiliates	150
Allowance for employees’ retirement benefits	1,258
Allowance for directors’ retirement benefits	12
Other	714
Total long-term liabilities	17,135

Total Liabilities	(37,351)

STOCKHOLDERS’ EQUITY:
Common Stock	5,040
Additional paid-in capital	6,549
Retained earnings	7,782
Voluntary earned surplus	6,743
Unappropriated earned surplus	1,039
Net unrealized gains on other securities	80
Treasury Stock	(8,085)

Total Stockholders’ Equity	(11,368)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥48,719

Konami Sports Corporation

Non-consolidated Statement of Operations

Six months ended September 30, 2005	(Millions of Yen)
Net revenues	¥39,946
Cost of revenues	36,720
Selling, general and administrative expenses	2,262

Operating income	963
Non-operating income	36
Non-operating expenses	166

Ordinary income	833
Extraordinary losses	133

Income before income taxes	700
Income taxes:
Current	111
Deferred	287

Net income	301
Unappropriated earned surplus carried forward	737

Unappropriated earned surplus	¥1,039

Summary of Significant Accounting Policies

1.	Methods and Standards for the Valuation of Assets

(1)	Marketable and Investment Securities

Investments in subsidiaries and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. (Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.)

(2)	Inventories Merchandise: Stated at cost based on the moving average method.

(Change in accounting policies)

The Company has changed the method for the evaluation of merchandise from the one stated at cost based on the specific identification method to the one stated at cost based on the moving average method. This change is intended to enable the Company to promptly make managerial decisions by speedily determining monthly profits/losses and period profits/losses, with the launch of a new integrated mission critical system. The change has little effect on financial statements for the first half of the fiscal half-year under review. Supplies:

Stated at the last purchase cost.

2.	Depreciation Methods for Fixed Assets

(1)	Tangible fixed assets are depreciated using the declining balance method, while buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. The estimated useful lives are as follows:

Buildings: 8-50 years; Others: 2-50 years

(2)	Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3.	Provisions

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(2)	Allowance for bonuses

Provided for the payment of bonuses to employees by the estimated amount of payment.

(3)	Allowance for employees’ retirement benefits Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end. Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 12 years on a straight-line basis.

(4)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

4.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Other Significant Matters

Consumption Tax: Consumption tax is excluded from the stated amount of revenue and expenses.

6.	Tax Effect Accounting

Tax amounts and income taxes for this interim fiscal period are calculated assuming to reverse extraordinary reserves for depreciation of specified telecommunication equipment in the form of planned appropriation of surplus in the fiscal year under review.

Notes to Non-consolidated Financial Statements

[Notes to Balance Sheet]

1.	Accumulated depreciation of tangible fixed assets is as follows: ¥24,104 million

2.	Consumption Tax

Suspense receipts and payments of consumption taxes, etc. are offset against each other, and the net amount is posted under “other” in the current liabilities, due to the amount being immaterial.

3.	Assets subject to lien

Investment securities: ¥1 million This amount is pledged as collateral for borrowings made by contract companies, etc. and posted under “other” in the investments and other assets.

4.	Amounts less than one million yen are disregarded.

[Notes to Statement of Operations]

1.	Non-operating income mainly consists of the following:

Interest income: ¥22 million

Dividend income: ¥6 million

2.	Non-operating expenses mainly consist of the following:

Interest expenses: ¥23 million

Bond interest expenses: ¥95 million

3.	Extraordinary losses mainly consists of the following:

Loss on sale and disposal of fixed assets: ¥114 million

Loss on lease cancellation: ¥10 million

Others: ¥8 million

4.	Depreciation expense for each period is as follows:

Tangible fixed assets: ¥927 million

Intangible fixed assets: ¥56 million

5.	Net income per share: ¥12.50

Amounts less than one million yen are disregarded.

(Millions of Yen)
ASSETS
Current Assets:
Cash and cash equivalents	¥0
Trade accounts receivable	574
Inventories	1,259
Prepaid expenses	50
Deferred tax assets	169
Other	21
Allowance for doubtful accounts	(1)
Total current assets	2,074

Fixed Assets:
Tangible fixed assets	59
Intangible fixed assets	139
Investments and other assets	30,055
Investment in subsidiary	30,034
Other	20
Total fixed assets	30,254

TOTAL ASSETS	¥32,329

LIABILITIES
Current Liabilities:
Trade notes payable	¥121
Trade accounts payable	887
Current portion of long-term debt	576
Account payable	95
Income taxes payable	6
Other	11
Total current liabilities	1,698

Total Liabilities	1,698

STOCKHOLDERS’ EQUITY:
Common Stock	15,050
Additional paid-in capital	14,750
Retained earnings	830
Legal reserve	13
Voluntary earned surplus	400
Unappropriated earned surplus	417

Total stockholders’ equity	30,630

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥32,329

Summary of Significant Accounting Policies

1.	Methods and Standards for the Valuation of Assets

(1)	Marketable and Investment Securities

Investments in subsidiaries are stated at cost based on the moving average method.

(2)	Inventories

Inventories other than work in process are stated at cost determined by the moving average method. Work in process consisting of hardware products is stated at cost determined by the moving average method, while work in process consisting of software products is stated at cost determined by the specific identification method.

2.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method.

Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3.	Provisions
(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

4.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Other Significant Matters

Consumption Tax: Consumption tax is excluded from the stated amount of revenue and expenses.

Notes to Non-consolidated Financial Statements

[Notes to Balance Sheet]

1.	Net amount of consumption tax payable and consumption tax to be refunded at September 30, 2005, is included in “Other” of current assets.

2.	Accumulated depreciation of tangible fixed assets is as follows: ¥201 million

3.	Amounts less than one million yen are disregarded.

[Notes to Statement of Operations]

1.	Non-operating income mainly consists of the following:

Dividend income: ¥231 million

Non-operating expenses mainly consist of the following:

Interest expenses: ¥2 million

2.	Depreciation expense is as follows:

Tangible fixed assets: ¥23 million

Intangible fixed assets: ¥13 million

3. Net income per share: ¥48.06

Amounts less than one million yen are disregarded.

(2)	Final balance sheets and statements of operations

Konami Sports Corporation

Non-consolidated Balance Sheet

As of March 31, 2005	(Millions of Yen)
ASSETS
Current Assets:
Cash and cash equivalents	¥837
Trade notes receivable	0
Trade accounts receivable	1,341
Merchandise	843
Supplies	303
Prepaid expenses	1,555
Deferred tax assets	1,499
Other current assets	290
Lease deposits to be returned within one year	375
Other current assets	140
Allowance for doubtful accounts	(31)
Total current assets	7,155

Fixed Assets:
Tangible fixed assets
Building	12,755
Structures	375
Transportation equipment	1
Tools and fixtures	676
Land	1,728
Construction in process	17
Total tangible fixed assets	15,553
Intangible fixed assets
Tenant rights	2,901
Facility use rights	72
In-house software	131
Other intangible fixed assets	473
Total intangible fixed assets	3,578
Investments and other assets
Investment securities	140
Subsidiary shares	171
Long-term loans	636
Long-term lease deposits	19,947
Facility leasehold in progress	495
Long-term prepaid expenses	157
Deferred tax assets	1,110
Other investment	9
Allowance for doubtful accounts	0
Total investments and other assets	22,668
Total fixed assets	41,800

TOTAL ASSETS	¥48,955

LIABILITIES
Current Liabilities:
Trade notes payable	¥47
Trade accounts payable	198
Short-term borrowings	8,800
Other accounts payable	3,121
Income taxes payable	240
Consumption tax payable	227
Accrued expenses	1,281
Advance payments	5,047
Short-term deposits received	596
Allowance for bonuses	329
Trade notes payable for capital expenditure	529
Total current liabilities	20,420

Long-Term Liabilities:
Straight bonds	15,000
Long-term deposits received	760
Allowance for employees’ retirement benefits	1,304
Allowance for directors’ retirement benefits	12
Other long-term liabilities	20
Total long-term liabilities	17,098

Total Liabilities	37,518

STOCKHOLDERS’ EQUITY:
Common stock	5,040
Additional paid-in capital	6,550
Retained earnings	7,861
Voluntary earned surplus	6,257
Reserve for special depreciation of specified telecommunication equipment	57
General reserve	6,200
Unappropriated earned surplus	1,603
Net unrealized gains on available-for-sale securities	69
Treasury stock	(8,083)

Total Stockholders’ Equity	11,437

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥48,955

Konami Sports Corporation

Non-consolidated Statement of Operations

For the year ended March 31, 2005	(Millions of Yen)
Net revenues	¥77,380
Sales from fitness services	70,919
Sales from merchandise	4,576
Other net revenue	1,884
Cost of revenues	72,967
Cost of sales	68,775
Selling, general and administrative expenses	4,192

Operating income	4,412
Non-operating income	93
Interest income and dividend income	44
Others	48
Non-operating expenses	540
Interest expenses	36
Bond interest expenses	190
Other	312

Ordinary income	3,965
Extraordinary losses	1,630
Loss on sale and disposal of fixed assets	27
Valuation loss of investment securities	10
Valuation loss of inventories	116
Loss related to reconstruction of facilities	1,239
Expenses related to brand unification	237
Income before income taxes	2,335
Income taxes
Current	163
Deferred	967

Net income	1,204
Unappropriated earned surplus carried forward	760
Interim cash dividends	362

Unappropriated earned surplus	¥1,603

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities
(1)	Investments in subsidiaries and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. (Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.)

(2)	Inventories

Merchandise: Stated at cost based on the specific identification method.

Supplies: Stated at the last purchase cost.

2.	Depreciation Methods

(1)	Tangible fixed assets are depreciated using the declining balance method, while buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. The estimated useful lives are as follows:

Buildings: 8-50 years; Others: 2-50 years

(2)	Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3.	Accounting Treatment of Deferred Assets

Debenture issue expenses: Evenly amortized over the longest period specified in the Commercial Code of Japan (3 years).

4.	Provisions

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(2)	Allowance for bonuses Provided for the payment of bonuses to employees by the estimated amount of payment.

(3)	Allowance for employees’ retirement benefits

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 12 years on a straight-line basis.

(4)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability. This allowance is regarded as liability stipulated in Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

5.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

6. Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

Notes to Non-consolidated Financial Statements

[Notes to Balance Sheet]

1.	Accumulated depreciation of tangible fixed assets: ¥23,483 million yen

2.	Short-term monetary assets in relation to the shareholder holding the majority voting rights: ¥22 million

3.	Short-term monetary liabilities in relation to the shareholder holding the majority voting rights: ¥378 million

4.	Long-term monetary liabilities in relation to the shareholder holding the majority voting rights: ¥20 million

5.	Short-term monetary assets in relation to subsidiaries: ¥48 million

6.	Short-term monetary liabilities in relation to subsidiaries: ¥735 million

7.	Major leased assets: In addition to tangible fixed assets shown on the Balance Sheet, fitness machines, school buses, etc. are leased.

8.	Fixed assets whose ownership is reserved to the sellers: Some of buildings, etc. are purchased on installment terms and hence the ownership is reserved to sellers. The unpaid amount is ¥101 million.

9.	Net assets increased by ¥69 million as a result of securities being valued at market price. However, the allocation of this amount for dividends is restricted pursuant to Paragraph 3, Article 124 of the Enforcement Regulations of the Commercial Code of Japan.

10.	Amounts less than one million yen are disregarded.

[Notes to Statement of Operations]

1.	Transactions with the shareholder holding the majority voting rights

Revenues (sales commissions, etc.): ¥330 million

Operating expenses (for the purchase of merchandise, the repairs and maintenance of facilities, etc.): ¥3,659 million

Purchase amounts of fixed assets: ¥28 million

2.	Transactions with subsidiaries

Revenues (royalty earnings, etc.): ¥235 million

Non-operating revenues (dividends received): ¥5 million

Non-operating expenses (interest expenses): ¥3 million

3.	Net income per share: ¥48.08

4.	Amounts less than one million yen are disregarded.

Konami Sports Life Corporation

Non-consolidated Balance Sheet

As of March 31, 2005	(Millions of Yen)
ASSETS
Current Assets:
Cash and cash equivalents	¥0
Trade accounts receivable	374
Merchandise	253
Work in process	717
Prepaid expenses	25
Deferred tax assets	206
Others	83
Allowance for doubtful accounts	(6)
Total current assets	31,950

Fixed Assets:
Tangible fixed assets	80
Intangible fixed assets	152
Investments and other assets	30,062
Subsidiary shares	30,034
Others	27
Total fixed assets	30,294

TOTAL ASSETS	¥31,950

LIABILITIES
Current Liabilities:
Trade notes payable	¥120
Trade accounts payable	739
Short-term borrowings	481
Other accounts payable	99
Income taxes payable	7
Others	22
Total current liabilities	1,471

Total Liabilities	1,471

STOCKHOLDERS’ EQUITY:
Common stock	15,050
Additional paid-in capital	14,750
Retained earnings	678
Legal reserve	13
Voluntary earned surplus	400
Unappropriated earned surplus	265

Total Stockholders’ Equity	30,478

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥31,950

Konami Sports Life Corporation

Non-consolidated Statement of Operations

For the year ended March 31, 2005	(Millions of Yen)
Net revenues	¥5,043
Sales	5,043
Cost of revenues	5,748
Cost of sales	4,789
Selling, general and administrative expenses	959

Operating income	705
Non-operating income	474
Non-operating expenses	12

Ordinary losses	242
Extraordinary losses	1

Income before income taxes	244
Income taxes
Current	2
Deferred	6

Net loss	253
Unappropriated earned surplus carried forward	518

Unappropriated earned surplus	¥265

Summary of Significant Accounting Policies

1.	Methods and Standards for the Valuation of Assets

(1)	Marketable and Investment Securities

Investments in subsidiaries are stated at cost based on the moving average method.

(2)	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method, while work in process consisting of software products is stated at cost determined by the specific identification method.

2.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method.

Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3.	Provisions

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred.

For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

4.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Other Significant Matters

Consumption Tax: Consumption tax is excluded from the stated amount of revenue and expenses.

Notes to Non-consolidated Financial Statements

[Notes to Balance Sheet]

1.	Monetary assets and liabilities in relation to the shareholder holding the majority voting rights

Short-term assets: ¥4 million

Short-term liabilities: ¥206 million

2.	Monetary assets and liabilities in relation to subsidiaries

Short-term assets: ¥188 million

Long-term assets: ¥20 million

Short-term liabilities: ¥18 million

3.	Accumulated depreciation of tangible fixed assets is as follows: ¥178 million

4.	Amounts less than one million yen are disregarded.

[Notes to Statement of Operations]

1.	Transactions with the shareholder holding the majority voting rights

Operating revenues: ¥94 million

Operating expenses: ¥504 million

Non-operating transactions: ¥1 million

2.	Transactions with subsidiaries

Operating revenues: ¥2,672 million

Operating expenses: ¥165 million

3.	Net loss per share: ¥64.09

4.	Amounts less than one million yen are disregarded.

2.	Contents of the Share Exchange Agreement

Share Exchange Agreement (Copy)

Konami Corporation (hereinafter referred to as “Konami”) and Konami Sports Corporation (hereinafter referred to as “Konami Sports”) hereby enter into a share exchange agreement (such agreement hereinafter referred to as the “Contract” and, if reduced to any form of instrument, the “Agreement”) under the following terms and conditions.

Article 1. (Share Exchange)

Konami and Konami Sports shall engage in the Share Exchange where Konami will become the wholly-owning parent company of Konami Sports and Konami Sports will become the wholly-owned subsidiary of Konami.

Article 2. (Shares Issued and Allotted upon the Share Exchange)

1.	Konami shall, in addition to its treasury stock of 5,874,833 shares, issue 4,024,078 common shares making the total number of common stock to be allotted by Konami to Konami Sport’s shareholders 9,898,911 shares. By using such shares, Konami will allot its 0.79 common shares in exchange for each one (1) common share of Konami Sports to Konami Sport’s shareholders (including beneficial shareholders and hereinafter the same) who are listed or registered in the final register of shareholders (including register of beneficial shareholders and hereinafter the same) of Konami Sports as of the day immediately preceding the day when the Share Exchange was executed; provided, that no such allotment will be made concerning Konami Sport’s 15,760,500 shares of common stock held by Konami as of the day immediately preceding the day when the Share Exchange was executed.

2.	The calculation of the profit dividend payable on common stock allotted by Konami to Konami Sport’s shareholders pursuant paragraph 1 hereof shall commence on October 1, 2005.

Article 3. (Cash Consideration for the Share Exchange)

No cash consideration shall be distributed by Konami in connection with the Share Exchange.

Article 4. (Increase in Common Stock and Capital Reserve)

The amount of common stock and capital reserve of Konami to be increased upon the Share Exchange shall be as follows:

(1)	Amount of common stock to be increased: None.

(2)	Amount of capital reserve to be increased:

An amount obtained by subtracting the sum of book value of Konami’s common shares to be allotted to Konami Sport’s shareholders in accordance with Article 2, paragraph 1 hereof from the amount obtained by multiplying Konami Sport’s net assets on the day of the share exchange by the ratio of the Konami Sport’s shares to be transferred to Konami through the share exchange to the total number of outstanding shares of Konami Sports.

Article 5. (Succession of Stock Subscription Rights)

Konami shall, as set forth below, succeed the obligations of Konami Sports concerning stock subscription rights in the number of 12,200 which were, as the first round of issuance, issued by Konami Sports effective on July 30, 2004 pursuant to a resolution adopted at Konami Sport’s ordinary general shareholders meeting held on June 23, 2004:

(1)	Class and number of shares to be issued upon the exercise of stock subscription rights:

Class of shares: Common stock of Konami

Number of shares: 963,800 shares (79 common stock of Konami will be allotted in exchange for each one (1) stock subscription right)

(2)	Amount to be paid in upon the exercise of each stock subscription right:

The amount to be paid in upon the exercise of each stock subscription right shall be an amount obtained by multiplying the amount to be paid in for each share issued or transferred upon the exercise of each stock subscription right (hereinafter referred to as the “Exercise Amount”) by the number of shares to be issued upon the exercise of stock subscription rights. The amount to be paid in for each share shall be 3,133 yen.

(3)	Stock subscription right exercise period:

From July 1, 2006 to June 30, 2009.

(4)	Terms and conditions of the exercise of stock subscription rights:

No partial exercise of stock subscription rights shall be allowed.

(5)	Events and conditions to cancel stock subscription rights:

Konami may at any time cancel the unexercised stock subscription rights obtained and held by Konami without consideration.

(6)	Restriction on a transfer of stock subscription rights:

Any transfer of stock subscription rights shall be subject to the approval of the Board of Directors of Konami.

(7)	Others:

Other details not specified above—such as the number of stocks subject to the stock subscription rights, adjustments in amounts to be paid in upon the exercise of each right, etc.—are pursuant to Konami Sport’s issuance guideline.

Article 6. (General Shareholders Meeting for the Approval of the Share Exchange)

Konami and Konami Sports shall each convene their respective general shareholders meeting on January 26, 2006 (hereinafter referred to as the “General Shareholders Meeting for the Approval of the Share Exchange”) to ask for the approval of this Agreement and for resolutions on matters necessary thereto; provided, however, that such date may be changed through consultation between Konami and Konami Sports where necessary in light of the proceeding on share exchange procedures or for any other reason.

Article 7. (Effective Date of the Share Exchange)

The date on which the Share Exchange should be consummated shall be March 1, 2006; provided, however, that such date may be changed through consultation between Konami and Konami Sports where necessary in light of the proceeding of share exchange procedures or for any other reason.

Article 8. (Submission of Share Certificates of Konami Sports)

In executing the Share Exchange, any and all share certificates that represent Konami Sport’s share shall be submitted to Konami Sports by the day immediately preceding the day when the share exchange is consummated.

Article 9. (Management of Corporate Assets)

During the period from the date of the execution of this Agreement up to the Share Exchange Date, Konami and Konami Sports shall execute their business operations and manage and operate their properties with the due diligence of a good manager and no action that may have any material effect on their respective properties or rights and obligations shall be taken, without prior consultation and agreement between the Parties.

Article 10. (Term of Office of the Corporate Auditors of Konami Who Took Office before the Share Exchange)

The term of office of corporate auditors of Konami who took office prior to the Share Exchange shall not be affected by the Share Exchange, and they shall remain in office for the respective term stipulated at their inauguration.

Article 11. (Amendment of the Terms and Conditions of the Share Exchange and Termination of the Agreement)

In case there shall be any material change in the financial conditions or operational conditions of Konami or Konami Sports or any event that materially impair the ability of the Parties to consummate the Share Exchange during the period from the date of execution of this Agreement up to the Share Exchange Date, Konami or Konami Sports may through consultation amend the terms and conditions of the Share Exchange or terminate this Agreement.

Article 12. (Merger of Konami Sports and Corporate Split of Konami)

1.	The Share Exchange set forth under the Contract shall be conditional upon the effectuation of the Merger Agreement on February 28, 2006 as specified in Exhibit 1, in which Konami Sports is to be the surviving entity and Konami Sports Life Corporation is to be the dissolving entity, and should the Merger Agreement fail to become effective on that day, the Share Exchange shall be terminated.

2.	Konami Sports shall, in accordance with the Plan for Corporate Split as specified in Exhibit 2, adopt a resolution at its general shareholders meeting to the effect that a type of corporate split “Bunshagata Shinsetsu Bunkatsu, “ under which Konami Digital Entertainment Co., Ltd., a newly incorporated subsidiary, will succeed digital entertainment business of Konami, will be executed effective on the Split Date (March 31, 2006).

Article 13. (Effect of the Agreement)

If any approval at the General Shareholders Meeting for the Approval of the Share Exchange of both Konami and Konami Sports as set forth in Article 6 hereof or of competent government authorities as set forth in any applicable laws and regulations necessary to fulfil the Contract is failed to obtain, the Agreement shall become null and void.

Article 14. (Matters not Specified in the Contract)

Any matter necessary for the Share Exchange other than as specified in the Agreement shall be determined through consultation between Konami and Konami Sports in accordance with the purpose hereof.

IN WITNESS WHEREOF, Konami and Konami Sports have affixed their respective signatures and seals to execute this Agreement in duplicate, keeping one copy each.

January 5, 2006

Konami By: Kagemasa Kozuki (Seal) Title: Representative Director of Konami Corporation Address of the Corporation: 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Konami Sports By: Toshimitsu Oishi (Seal) Title: Representative Director of Konami Sports Corporation Address of the Corporation: 10-1, Higashi-Shinagawa 4-chome, Shinagawa-ku, Tokyo, Japan

Proposal No. 2: To approve Share Exchange Agreement concluded between Konami Sports Corporation and Konami Corporation

1.	Reasons for Share Exchange

Assuming that the merger under the merger agreement dated January 5, 2006 in which Konami Sports Corporation is to be the surviving entity and Konami Sports Life Corporation is to be the dissolving entity becomes effective, Konami Sports Corporation (hereinafter referred to as “Konami Sports”) and Konami Corporation (hereinafter referred to as “Konami”) have agreed that Konami will become the wholly-owning parent company of Konami Sports and Konami Sports will become the wholly-owned subsidiary of Konami through a share exchange effective on March 1, 2006. Eventually, the two companies entered into a share exchange agreement effective on January 5, 2006. It is specified in the agreement that the share exchange shall be made at a ratio of 1.0: 0.79 (one share of Konami for every 0.79 share of Konami Sports).

With the advent of aging society, people are increasingly interested in the pursuit of health and, as a trend, their needs against health-related services are expected to be diversified. From the view point of coping quickly with the change of times, we have come to a conclusion that it would be the best solution for us to make Konami Sports, which is engaged in the operation of fitness clubs, distribution of health-related devices and provision of health-related services, our wholly-owned subsidiary by way of share exchange if and after the Merger is consummated. Konami Sports believes that such measure will enable its management to be with appropriate allotment of resources and speedy determination, eventually making shareholder value of Konami Sports and entire Konami group to further increase.

In this light, we sincerely request our shareholders to understand the purpose of the share exchange and give approval to the share exchange agreement.

3.	A Paper Documents Stating the Reasons for Share Allotment as Provided for in Article 354, Paragraph 1, Item 2 of the Commercial Code

Statements of Reasons for the Calculation of Share Exchange Ratio

(1)	Request for the Calculation of the Share Exchange Ratio to a Third-party Organization Prior to the execution of the Share Exchange, Konami Corporation (hereinafter referred to as “Konami”) and Konami Sports Corporation (hereinafter referred to as “Konami Sports”), in order to ensure fairness and appropriateness, asked Nikko Cordial Securities Inc. (hereinafter referred to as “Nikko Cordial Securities”) as a neutral third-party organization to calculate the share exchange ratio.

(2)	Method and Ground of the Calculation of the Share Exchange Ratio by the Third-party Organization Nikko Cordial Securities performed an analysis and evaluated share values of each of Konami and Konami Sports using the market share price method and discounted cash flow method (DCF), and calculated the potential range of share exchange ratio taking into account the overall results of the evaluation of each method and submitted the results to Konami and Konami Sports.

(3)	Examination of the Share Exchange Ratio Konami and Konami Sports examined the proposal for the potential share exchange ratio submitted by Nikko Cordial Securities. Finding that the suggested method and ground of the calculation are reasonable, Konami and Konami Sports continued discussion based on the proposal.

(4)	The Share Exchange Ratio In light of the above background, Konami and Konami Sports each adopted a resolution at respective Board of Directors meeting held on January 5, 2006 to enter into a share exchange agreement, which includes a provision to set the following share exchange ratio within the range of ratio suggested by Nikko Cordial Securities.

Name of Company	Konami	Konami Sports
Share Exchange Ratio	1	0.79

4.	A Paper Documents Stating the Reasons for the Succession of Obligations Concerning Stock Acquisition Rights Issue by a Company Becoming a Wholly-Owned Subsidiary as Provided for in Article 354, Paragraph 1, Item 2 (2) of the Commercial Code

Statement of Reasons for the Succession of Obligations Concerning Stock Acquisition Rights Issue

by a Company Becoming a Wholly-Owned Subsidiary

Konami Corporation (hereinafter referred to as “Konami”) has a plan that it will become the wholly-owning parent company of Konami Sports Corporation (hereinafter referred to as “Konami Sports”) which will become the wholly-owned subsidiary of Konami by way of a share exchange that will take effect on March 1, 2006.

Based on a resolution adopted at its ordinary general shareholders meeting held on June 23, 2004, Konami Sports, as the first round of issuance, issued 12,200 stock acquisition rights (hereinafter referred to as the “First Round of Stock Acquisition Rights”). In this relation, we are of the view that in order to maximize its corporate value, it is indispensable for Konami Sports to increase the motivation and bolster the morale of officers and employees of Konami Sports by endorsing the stock acquisition rights it has issued. Due to such reason, Konami determined that it will succeed obligations concerning the First Round of Stock Acquisition Rights as shown below.

Matters Concerning the Succession of the First Round of Stock Acquisition Rights

(1)	Class and number of shares to be issued upon the exercise of stock acquisition rights:

Class of shares: Common stock of Konami

Number of shares: 963,800 shares (79 common stock of Konami will be allotted in exchange for each one (1) stock acquisition right)

(2)	Amount to be paid in upon the exercise of each stock acquisition right:

The amount to be paid in upon the exercise of each stock acquisition right shall be an amount obtained by multiplying the amount to be paid in for each share issued or transferred upon the exercise of each stock acquisition right (hereinafter referred to as the “Exercise Amount”) by the number of shares to be issued upon the exercise of stock acquisition rights. The amount to be paid in for each share shall be 3,133 yen.

(3)	Stock acquisition right exercise period:

From July 1, 2006 to June 30, 2009.

(4)	Terms and conditions of the exercise of stock acquisition rights:

No partial exercise of stock acquisition rights shall be allowed.

(5)	Events and conditions to cancel stock acquisition rights:

Konami may at any time cancel the unexercised stock acquisition rights obtained and held by Konami without consideration.

(6)	Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors of Konami.

(7)	Others:

Other details not specified above—such as the number of stocks subject to the stock acquisition rights, adjustments in amounts to be paid in upon the exercise of each right, etc.—are all pursuant to Konami Sports’ issuance guideline.

5.	Balance sheets and statements of operations of the companies involved in the share exchange pursuant to Items 3 to 6, Paragraph 1, Article 354 of the Commercial Code of Japan

(1)	Balance sheets and statements of operations prepared six months before this extraordinary general shareholders meeting

Konami Corporation

Non-consolidated Balance Sheet

As of September 30, 2005	(Millions of Yen)
ASSETS
Current Assets:
Cash and cash equivalents	¥57,773
Trade notes receivable	1
Trade accounts receivable	12,207
Inventories	13,061
Other	16,711
Allowance for doubtful accounts	(16)
Total current assets	99,738

Fixed Assets:
Tangible fixed assets	3,709
Intangible fixed assets	11,767
Investments and other assets	88,001
Investment securities	80,654
Other	7,446
Allowance for doubtful accounts	(98)
Total fixed assets	103,478

TOTAL ASSETS	¥203,217

LIABILITIES
Current Liabilities:
Trade notes payable	¥1,448
Trade accounts payable	8,710
Current portion of long-term debt	2,152
Current portion of long-term bonds	15,000
Income taxes payable	573
Other	7,236
Total current liabilities	35,120

Long-Term Liabilities:
Straight bonds	15,000
Long-term debt	2,276
Allowance for directors’ retirement benefits	1,332
Long-term deposits received	2
Total long-term liabilities	18,610

Total Liabilities	53,730

STOCKHOLDERS’ EQUITY:
Common Stock	47,398
Additional paid-in capital	60,236
Retained earnings	70,018
Legal reserve	206
Voluntary earned surplus	34,094
Unappropriated earned surplus	35,716
Net unrealized gains on available-for-sale securities	1
Treasury Stock	(28,168)

Total stockholders’ equity	149,486

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥203,217

Konami Corporation

Non-consolidated Statement of Operations

Six months ended September 30, 2005

Summary of Significant Accounting Policies

(Millions of Yen)
Net revenues	¥51,016
Cost of revenues	33,041

Gross profit	17,975
Selling, general and administrative expenses	12,795

Operating income	5,179
Non-operating income	4,505
Non-operating expenses	276

Ordinary income	9,408
Extraordinary income	5,788
Extraordinary losses	25

Income before income taxes	15,172
Income taxes:
Current	697
Deferred	3,277

Total income taxes	3,974

Net income	11,197
Unappropriated earned surplus carried forward	7,710
Received undistributed profit from merger	16,808

Unappropriated earned surplus	¥35,716

Summary of Significant Accounting Policies

1.	Methods and Standards for the Valuation of Assets

(1)	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. (Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.)

(2)	Derivative Financial Instruments

Derivative financial instruments are stated at market value.

(3)	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method, while work in process consisting of software products is stated at cost determined by the specific identification method.

2.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method.

Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3. Provisions

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(2)	Allowance for employees’ retirement benefits (prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.

Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(3)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

4.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rates as of the balance sheet date, and the translation gains and losses are credited or charged to income.

5.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

6.	Accounting Standard for Impairment of Fixed Assets

Since the interim fiscal period, the Company adopts the accounting standard for impairment of fixed assets (the statement of position regarding the accounting standard for impairment of fixed assets; compiled by Business Accounting Council on August 9, 2002) and the policy for accounting standard for impairment of fixed assets (the policy to apply corporate accounting standards No. 6, August 31, 2003). The effects on income/loss due to this change are insignificant.

7.	Other Significant Matters

Consumption Tax: Consumption tax is excluded from the stated amount of revenue and expenses.

Notes to Non-consolidated Financial Statements

[Notes to Balance Sheet]

(1)	Net amount of consumption tax payable and consumption tax to be refunded at September 30, 2005, is included in “Other” of current assets.

(2)	Accumulated depreciation of tangible fixed assets is as follows: ¥5,734 million

(3)	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:
Konami Software Shanghai, Inc. (¥97 million [US$863,000])

(4)	Number of shares issued for the six months ended September 30, 2005

Reason for Issue: Merger

Issued date: April 1, 2005

Number of shares issued: 10,794,142 shares

Issued price: -

Total capitalized amount: -

[Notes to Statement of Operations]

1.	Non-operating income mainly consists of the following:

Interest income: ¥29 million

Dividend income: ¥4,394 million

Foreign exchange gains: ¥4 million

2.	Non-operating expenses mainly consist of the following:

Bond interest expenses: ¥200 million

3.	Extraordinary income mainly consists of the following:

Gains due to sell-off of affiliates’ stocks: ¥5,555 million

4.	Extraordinary losses mainly consist of the following:

Loss on sale and disposal of fixed assets: ¥25 million

Depreciation expense is as follows:

Tangible fixed assets: ¥634 million

Intangible fixed assets: ¥1,352 million

Final balance sheets and statements of operations

Konami Corporation

Non-consolidated Balance Sheet

As of March 31, 2005	(Millions of Yen)
ASSETS
Current Assets:
Cash and cash equivalents	¥37,121
Trade accounts receivable	18,233
Finished products	2,846
Raw materials and supplies	719
Work in process	2,019
Advances	3,862
Prepaid expenses	577
Deferred tax assets	9,719
Short-term loans	3,192
Other accounts receivable	1,244
Other	567
Allowance for doubtful accounts	(199)

Total current assets	79,904

Fixed Assets:
Tangible fixed assets
Building improvement	356
Structures	1
Machinery	0
Transportation equipment	3
Tools and fixtures	1,596
Construction in process	27

Total tangible fixed assets	1,986
Intangible fixed assets
In-house software	5,899
In-house software development in progress	5,427
Other	5

Total intangible fixed assets	11,332
Investments and other assets
Investment securities	360
Investments in subsidiaries and affiliates	87,318
Long-term loans	1,496
Receivables from customers in bankruptcy proceedings	98
Long-term prepaid expenses	61
Deferred tax assets	2,380
Lease deposits	2,459
Other	511
Allowance for doubtful accounts	(111)
Total investments and other assets	94,574
Total fixed assets	107,894

TOTAL ASSETS	¥187,798

LIABILITIES
Current Liabilities:
Trade notes payable	¥5,662
Trade accounts payable	8,589
Short-term borrowings (bonds)	15,000
Current portion of long-term debt	912
Other accounts payable	2,443
Accrued expenses	4,843
Income taxes payable	3,245
Short-term deposits received	136
Other	173
Total current liabilities	41,008

Long-Term Liabilities:
Straight bonds	30,000
Long-term debt	3,972
Liability for directors’ retirement benefits	1,354
Long-term deposits received	41
Total long-term liabilities	35,367

Total Liabilities	(76,375)

STOCKHOLDERS’ EQUITY:
Common stock	47,398
Additional paid-in capital	47,106
Retained earnings	45,188
Voluntary earned surplus	29,094
General reserve	29,094
Unappropriated earned surplus	16,093
Net unrealized gains on available-for-sale securities	0
Treasury stock	(28,271)

Total Stockholders’ Equity	111,423

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥187,798

Konami Corporation

Non-consolidated Statement of Operations

For the fiscal year ended March 31, 2005	(Millions of Yen)
Net revenues	¥134,117
Cost of revenues	107,121
Finished goods, beginning of year	4,287
Purchases	19,560
Cost of goods manufactured	76,514
Less:
Transfer to other accounts	(104)
Finished goods, end of year	(2,846)
Royalty expenses	9,711

Gross profit	26,995
Selling, general and administrative expenses	22,733

Operating income	4,261
Non-operating income	9,838
Interest income	64
Dividend income	9,418
Foreign exchange gains	245
Other	109
Non-operating expenses	652
Interest expenses	153
Bond interest expenses	400
Other	98

Ordinary income	13,447
Extraordinary income	1,722
Gain on sales of shares of affiliated companies	703
Gain on reversal of allowance for loss incurred by subsidiaries	1,019
Extraordinary losses	67
Loss on sale and disposal of fixed assets	67

Income before income taxes	15,102
Income taxes	2,308
Current	4,410
Deferred	(2,102)

Net income	12,794
Unappropriated earned surplus carried forward	6,534
Interim cash dividends	3,235

Unappropriated earned surplus	¥16,093

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities

(1)	Investments in subsidiaries and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. (Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.)

(2)	Derivative financial instruments

Derivative financial instruments are stated at market value.

(3)	Inventories

Inventories other than work in process are stated at cost determined by the moving average method. Work in process consisting of hardware products is stated at cost determined by the moving average method, while work in process consisting of software products is stated at cost determined by the specific identification method.

2.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method.

Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3.	Provisions

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(2)	Allowance for employees’ retirement benefits (prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end. Unrecognized net transition asset or obligation (¥81 million) is amortized over 13 years. Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(3)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability in accordance with Article 43 of the Enforcement Regulations of Commercial Code of Japan.

4.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6.	Calculation Basis

Amounts less than one million yen are disregarded.

7.	Others

“The extraordinary cases of affiliates” described in Article 48 of the Enforcement Regulations of the Commercial Code of Japan are applied.

Notes to Non-consolidated Financial Statements

[Notes	to Balance Sheet]

1.	Monetary assets and liabilities in relation to affiliated companies

Short-term assets: ¥26,278 million

Short-term liabilities: ¥4,421 million

Long-term assets: ¥2,641 million

Long-term liabilities: ¥39 million

2.	Accumulated depreciation of tangible fixed assets is as follows: ¥3,949 million

3.	Significant lease assets

In addition to tangible fixed assets shown on the Balance Sheet, computers used for R&D and production, and some office equipment are leased.

4.	Number of issued and treasury stocks as follows:

Shares issued and outstanding: 128,737,566 shares (common stock)

Treasury stocks the Company holds: 9,256,155 shares (common stock)

Limits to dividends

Net assets evaluated in fair market value based on Article 124-3 of the Commercial Code of Japan: Y0 million

[Notes to Statement of Operations]

1.	Non-consolidated statements of operations include inter-company transactions as follows:

Net sales: ¥133,209 million

Purchases: ¥23,399 million

Selling, general and administrative expenses: ¥4,454 million

Non-operating transactions: ¥9,866 million

2.	Net income per share: ¥105.33

The Merger Agreement written in Appendix1 in Proposal No. 1 and Share Exchange Agreement written in Appendix 2 in Proposal 2, Plan for Corporate Split is written in the paragraph below.

Plan for Corporate Split

Konami Corporation (hereinafter referred to as “Party A”) specifies in this Plan for Corporate Split (hereinafter referred to as the “Plan”) a corporate split (or “Shinsetsu Bunkatsu” and hereinafter referred to as the “Corporate Split “), under which Konami Digital Entertainment Co., Ltd. (hereinafter referred to as “Konami Digital Entertainment”), a newly incorporated subsidiary, will succeed the digital entertainment business of Konami (hereinafter referred to as the “Business”).

1.	Contents of the Articles of Incorporation of Konami Sports Life

The contents of the Articles of Incorporation of Konami Digital Entertainment shall be as specified in Appendix 1 (“Articles of Incorporation of Konami Digital Entertainment Co., Ltd.”)

2.	Date When the Corporate Split Should Be Made

The Corporate Split shall be made on March 31, 2006 (hereinafter referred to as the “Corporate Split Date”); provided, however, that such Date may be changed through the resolution of the Board of Directors of Konami where necessary in light of the proceeding of the corporate split procedures.

3.	Class, Number and Allotment of Shares to be Issued by Konami Digital Entertainment through the Corporate Split

At the execution of the Corporate Split, Konami Digital Entertainment shall issue 520,000 shares of common stock and allot all of them to Konami.

4.	Paid-in Capital and Capital Reserve

The paid-in capital and capital reserve of Konami Digital Entertainment shall be as follows; provided, however, that they may be changed where necessary in light of the position of assets and liabilities of Konami Digital Entertainment as of the Corporate Split Date:

(1)	Paid-in capital: ¥26 billion (26,000,000,000 yen)

(2)	Capital reserve: An amount of the difference between (i) the amount obtained by subtracting the amount of liabilities of Konami Digital Entertainment succeeded from Konami from the amount of assets of Konami Digital Entertainment succeeded from Konami, and (ii) the amount of the paid-in capital set forth in the immediately preceding paragraph hereof, if (i) exceeds (ii).

5.	Cash Consideration for the Corporate Split

No cash consideration shall be distributed by Konami Digital Entertainment in connection with the Corporate Split.

6.	Assets and Liabilities and Rights and Obligations Konami Digital Entertainment should Succeed

(1)	Konami Sports Life shall, effective from the Corporate Split Date, succeed assets from Konami liabilities, rights, obligations and contractual status as specified in Appendix 2 “Details of Rights, Obligations, etc. to be Succeeded.”

(2)	As to the liabilities succeeded from Konami to Konami Digital Entertainment by way of the Corporate Split, Konami shall, even on or after the Corporate Split Date, remain liable jointly and severally with Konami Digital Entertainment.

(3)	As to the liabilities succeeded from Konami to Konami Digital Entertainment by way of the Corporate Split, Konami Digital Entertainment shall, as between Konami and Konami Digital Entertainment, solely shoulder any burden arising from the liabilities set forth in (2) above and, should Konami be obligated to pay or perform any liability set forth in (2) above, in whole or in part, Konami Digital Entertainment shall immediately reimburse full amount to Konami if claimed by Konami.

7.	Name of Directors and Corporate Auditors of Konami Digital Entertainment

The directors and corporate auditors of Konami Digital Entertainment shall be:

(1)	Directors:

Fumiaki Tanaka

Akira Tamai

Naoyoshi Nozu

(2)	Corporate Auditors:

Nagahiro Morimoto

Noboru Onuma

Yasumasa Iwagaki

8.	Name of Independent Auditor

The Independent Auditor of Konami Digital Entertainment shall be KPMG AZSA & Co.

9.	Registration, Filing and Notification, etc.

If, as a result of the Corporate Split, any cost or expense including registration fees or taxes is incurred for procedures of registration, filing or notice required in relation to assets, liabilities, rights and obligations and contractual status succeeded from Konami to Konami Digital Entertainment, Konami shall solely be responsible for such expenditures.

10.	Change in the Terms and Conditions of the Corporate Split

In case there shall be any material change in the financial conditions or operational conditions of Konami due to natural disaster or any other reason during the period from the date of production of the Plan up to the Corporate Split Date, Konami may amend the terms and conditions of the Corporate Split or terminate it.

11.	Obligation not to Compete

Konami may, even after the Corporate Split becomes effective, engage in a business that is competitive with the Business.

12.	Matters not Specified in the Plan

Any matter necessary for the Corporate Split other than as specified in the Plan shall be determined by Konami in accordance with the purpose thereof.

January 5, 2006

By: Kagemasa Kozuki (Seal) Title: Representative Director of Konami Corporation Address of the Corporation: 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Appendix 1: Articles of Incorporation of Konami Digital Entertainment Co., Ltd. (the “Company”)

PART I Articles of Incorporation

CHAPTER I

GENERAL PROVISIONS

Article 1. (Trade Name)

The name of the Company is Kabushiki Kaisha Konami Digital Entertainment, or “Konami Digital Entertainment Co., Ltd.” in English.

Article 2. (Purpose)

The purpose of the Company is to engage in the following businesses:

1.	Research, production, manufacture and distribution of software and hardware relating to electronic appliances and electronic components;

2.	Provision and distribution of software using communications circuits;

3.	Planning, production and distribution on the Internet;

4.	Planning, establishment and operation of a shopping complex on the Internet, provision of know-how thereof and correspondence sales (mail ordering);

5.	Design of character products (with images of people, animals, and such like, that have unique names or characters);

6.	Planning, manufacture and distribution of toys;

7.	Planning, production and distribution of audio and video that are recorded on record, tape, disk, film, or other media;

8.	Planning, production and distribution of books, magazines and other publications;

9.	Purchase and sale of antiques;

10.	Acquisition and management of copyrights, trademark rights, design rights, performance rights and rights to produce records and videos related to the preceding items;

11.	Import, export and agency business related to each of the preceding items;

12.	Investment in parties in charge of the business specified in the preceding items; and

13.	Any and all businesses incidental to any of the preceding items.

Article 3. (Location of Head Office)

The Company shall have its head office in Minato-ku, Tokyo.

Article 4. (Method of Public Notice)

Public notices of the Company shall be carried in the official gazette.

CHAPTER II

SHARES

Article 5. (Total Number of Shares to be Issued and Non-Issuance of Share Certificates)

1.	The total number of shares authorized to be issued by the Company shall be two million (2,000,000); provided, however, that in case of cancellation the number shall be reduced by the number of shares so canceled.

2.	The Company shall not issue share certificates.

Article 6. (Number of Shares Constituting One Unit)

One (1) unit shall be one hundred shares of the Company.

Article 7. (Limits to Share Transfer)

It is prohibited to transfer the Company’s shares unless the Board of Directors approves it.

Article 8. (Share Handling Regulations)

The registration of transfer of shares, registration of pledges, purchase and sale of Shares Constituting Less than One Unit and other matters relating to shares shall be subject to the provisions of the Share Handling Regulations determined by the Board of Directors as well as these Articles of Incorporation.

Article 9. (Record Date)

1.	The Company shall deem that the shareholders, who are listed or recorded on the shareholders list on March 31 every year are entitled to exercise their voting rights at the ordinary general meeting of shareholders for the relevant fiscal year.

2.	In addition to the preceding paragraph, the Company may, giving prior public notice, set a special record date when necessary, by a resolution of the Board of Directors.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 10. (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months after the day following each account settlement date of every fiscal year and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary. Such general meetings of shareholders shall be held within metropolitan Tokyo and its surrounding wards.

Article 11. (Convener and Chairperson)

The Chairman or President shall convene the general meeting of shareholders of the Company and act as a chairperson, unless otherwise provided for by laws or regulations. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

Article 12. (Method of Resolution)

1.	Unless otherwise provided for by laws, regulations or these Articles of Incorporation, any resolution at a general meeting of shareholders shall be approved by a majority decision of shareholders present with voting rights.

2.	Extraordinary resolutions, subject to Article 343 of the Commercial Code of Japan, can be made by a two-thirds majority of the shareholders present, who possess one-third or more of the total voting rights.

Article 13. (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting right by a proxy who is also a shareholder having voting rights of the Company; provided, however, that only one (1) proxy shall be admitted and such proxy shall be required to submit documents evidencing his/her authority.

CHAPTER IV

DIRECTORS AND THE BOARD OF DIRECTORS

Article 14. (Number of Directors)

There shall be no more than ten (10) Directors of the Company.

Article 15. (Election of Directors)

1.	Directors of the Company shall be elected at a general meeting of shareholders.

2.	Directors of the Company shall be elected by a majority decision of the shareholders present at a general meeting of shareholders where shareholders having one third (1/3) or more of voting rights of all the shareholders shall be present.

3.	The election of Directors of the Company shall not be made by cumulative voting.

Article 16. (Term of Office of Directors)

1.	The term of office of Directors of the Company shall expire upon the conclusion of the ordinary meeting of shareholders with respect to the last fiscal year ending within one (1) year after their assumption of office.

2.	The term of office of Directors elected to increase the number of Directors shall expire at the time of expiration of the term of office of the other incumbent Directors.

3.	The term of office of Directors elected to fill a vacancy of a retired Director shall be the remaining period of office of such retired Directors.

Article 17. (Representative Directors and Directors with Titles)

Directors who represent the Company, the President and any other Directors with specific titles shall be appointed at a meeting of the Board of Directors.

Article 18. (Convocation of the Meeting of the Board of Directors and Chairperson)

1.	The Chairman or President shall convene a meeting of the Board of Directors and act as a chairperson unless otherwise provided for by laws or regulations. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

2.	Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.

Article 19. (Regulations of the Board of Directors)

Matters regarding the Board of Directors of the Company shall be determined pursuant to the Regulations of the Board of Directors unless otherwise provided for by laws, regulations or these Articles of Incorporation.

Article 20. (Remuneration)

The remuneration of Directors shall be determined at a general meeting of shareholders.

CHAPTER V

CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 21. (Number of Corporate Auditors)

There shall be no more than five (5) Corporate Auditors of the Company.

Article 22. (Election of Corporate Auditors)

1.	Corporate Auditors of the Company shall be elected at a general meeting of shareholders.

2.	Corporate Auditors of the Company shall be elected by a majority decision of shareholders present at a general meeting of shareholders where shareholders having one third (1/3) or more of voting rights of all the shareholders shall be present.

Article 23. (Term of Office of Corporate Auditors)

1.	The term of office of Corporate Auditors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within four (4) years after their assumption of office.

2.	The term of office of the Corporate Auditor elected to fill a vacancy of a retired Corporate Auditor shall be the remaining period of the term of office of such retired Corporate Auditor.

Article 24. (Standing Corporate Auditors)

Corporate Auditors shall elect Standing Corporate Auditors from among themselves.

Article 25. (Notice of Convocation of the Meeting of the Board of Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.

Article 26. (Regulations of the Board of Corporate Auditors)

Matters regarding the Board of Corporate Auditors shall be determined pursuant to the Regulations of the Board of Corporate Auditors unless otherwise provided for by laws, regulations or these Articles of Incorporation.

Article 27. (Remuneration)

The remuneration of Corporate Auditors shall be determined at a general meeting of shareholders.

CHAPTER VI

ACCOUNTS

Article 28. (Business Year)

The business year of the Company shall commence on April 1 of every year and end on March 31 of the following year and the account settlement date shall be the last day of each business year.

Article 29. (Dividend and Interim Dividend)

1.	Dividends shall be paid to the shareholders or the registered pledgees who are listed or recorded on the shareholders list on the account settlement date.

2.	The Company may, by a resolution of the Board of Directors, distribute interim dividends to the shareholders or the registered pledgees who are listed or recorded on the shareholders list on September 30 every year.

Article 30. (Prescription)

If any dividend or any interim dividend remains uncollected after three (3) years from the day on which such dividends became due and payable, the Company shall be relieved of the obligation to pay such dividends.

SUPPLEMENTARY PROVISIONS

Article 1. (Shares to be Issued upon Establishment of the Company)

The total number of shares that the Company will issue when it is established shall be 520,000.

Article 2. (First Business Year)

The first business year of the Company shall commence on the day of its establishment and end on March 31, 2006.

Article 3. (Term of Office of First Directors and Corporate Directors)

The term of office of the first Directors and Corporate Auditors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one (1) year after their assumption of office.

Article 4. (Application of Laws and Regulations)

Matters that are not prescribed in these Articles of Incorporation shall be determined pursuant to the Commercial Code of Japan and other laws and regulations

Appendix 2: “Details of Rights, Obligations, etc. to be Succeeded”

1.	Assets to be succeeded

Konami Digital Entertainment shall succeed the following assets that Konami owns and manages for its operations associated with the digital entertainment business as of the previous day of the split.

(1)	Movables

(a) Inventories of products, components, and such like

(b) Machinery, tools, instrument and fixtures

(c) Software (except for production management systems)

(d) Others: expendables, utensils, and such like, that are not listed in account books

(2)	Securities Investments excluding all investment securities and amounts invested in subsidiaries and affiliates

(3)	Monetary credits

(a) Trade accounts receivable and notes receivable

(b) Other receivables

(c) Temporary payment

(d) Others

(4)	Other assets

(a) Deferred tax assets and long-term deferred tax assets

(b) Advances, prepaid expenses and long-term prepaid expenses

2.	Liabilities to be succeeded

Konami Digital Entertainment shall succeed the following liabilities that Konami owns and manages for its operations associated with the digital entertainment business as of the previous day of the split.

(a) Other accounts payable

(b) Accrued expenses

(c) Advances received

(d) Allowance for bonuses

(e) Allowance for retirement benefits

3.	Intellectual property rights to be succeeded

Konami Digital Entertainment shall succeed the intellectual property rights that Konami owns and exercises for its operations associated with the digital entertainment business as of the previous day of the split. The intellectual property rights that Konami will continue to own are provided in the end of the Appendix: Suffix.

4.	Contractual status to be succeeded

Konami Digital Entertainment shall succeed contractual status in all contracts concerning the digital entertainment sector managed by Konami as of the previous day of the split, as well as incidental rights and obligations.

5.	Employment contracts to be succeeded

Konami Digital Entertainment shall succeed Konami’s employment contracts with employees engaged in the digital entertainment business of Konami, incidental rights and obligations, as well as labor conditions stipulated by working rules. In addition, Konami’s employees who will not be succeeded by Konami Digital Entertainment are those belonging to the following sectors:

(a) IR Department, Financial Division

(b) Operations Inspection Office, Finance and Accounting Division

(c) President’s Office, Headquarters

(d) Public Relations Office

Permits and licenses to be succeeded

Konami Digital Entertainment shall succeed from Konami the permits, licenses, approval, registration, notifications, which Konami had acquired in association with the business to be succeeded as of the previous day of the split and can be legally succeeded.

[Suffix]

Intellectual property rights that Konami will continue to own according to Item 3 of Appendix 2:

Trademarks that Konami applies or has registration in each country:

| |
|---|
| KONAMI ELITE II |
| KONAMI EVOLUTION SNOWBOARDING |
| ＫＯＮＡＭＩ ＦＵＮＤ＼コナミファンド |
| KONAMI GAMING |
| KONAMI GB COLLECTION |
| KONAMI GOLFING GREATS |
| KONAMI GT |
| KONAMI INTERNATIONAL SUPERSTAR SOCCER |
| ＫＯＮＡＭＩ ＩＮＴＥＲＮＥＴ ＲＡＤＩＯ ＳＴＡＴＩＯＮ＼§ｄｂ—ＦＭ |
| ＫＯＮＡＭＩ Ｊ－ＡＰＰＬＩ/コナミ Ｊ－ＡＰＰＬＩ/コナミジェイアプリ |
| KONAMI Kids Smile（logo） |
| KONAMI KRAZY RACERS |
| KONAMI LOOK |
| ＫＯＮＡＭＩ ＬＯＯＫ＼コナミルック |
| KONAMI MOBILE |
| Konami Mobile Casino |
| KONAMI MOTION |
| ＫＯＮＡＭＩ ＭＵＳＩＣ ＥＮＴＥＲＴＡＩＮＭＥＮＴ＼コナミミュージックエンタテイメント |
| ＫＯＮＡＭＩ ＭＵＳＩＣ ＨＩＴＳ！ |
| ＫＯＮＡＭＩ ＮＥＴ＼コナミネット |
| KONAMI OPEN GOLF |
| ＫＯＮＡＭＩ ＰＡＲＬＯＲ ＥＮＴＥＲＴＡＩＮＭＥＮＴ＼コナミパーラーエンタテイメント |
| KONAMI Pop'n music |
| KONAMI PREMIER SOCCER |
| KONAMI RACING |
| ＫＯＮＡＭＩ ＲＥＰ＼コナミレップ |
| ＫＯＮＡＭＩ ＳＥＲＶＩＣＥ＼コナミサービス |
| Konami Sports |

| |
|---|
| KONAMI SPORTS |
| KONAMI SPORTS (logo) |
| KONAMI SPORTS CLUB |
| KONAMI SPORTS CLUB/Business Class/GRANCISE |
| KONAMI SPORTS CLUB/for EXECUTIVE/GRANCISE |
| KONAMI SPORTS CLUB/for EXECUTIVE/GRANCISE (logo) |
| KONAMI SPORTS LIFE/コナミスポーツライフ |
| KONAMI SPORTS/コナミスポーツ |
| KONAMI SUPERSTARS SOCCER/ KONAMI SOCCER SUPERSTARS/ KONAMI SUPERSTAR SOCCER/ KONAMI SOCCER SUPERSTAR |
| KONAMI THRILLDRIVE |
| KONAMI TOKIMEKI WRIST GAME |
| KONAMI TOKIMEKI WRIST WATCH |
| Konami TRACK & FIELD |
| KONAMI WAIWAI RACING ADVANCE |
| KONAMI WINTER GAMES |
| KONAMI WORLD SOCCER WINNING ELEVEN |
| KONAMI　ポップンミュージック |
| ＫＯＮＡＭＩ＆Ｄｅｖｉｃｅ |
| KONAMI （brand logo） |
| KONAMI (marketing logo) |
| KONAMI/ENDEAVOUR/SERIES |
| KONAMI/ネット麻雀/NETMAHJONG |
| KONAMI＼ＢＢ弾 |
| KONAMI＼SPORTS |
| Konami＼コナミ |
| KONAMI＼コナミ |
| KONAMI'S　TEDDY　BEAR＼コナミズテディベア |
| KONAMI'S　TEDDY　BEAR＼コナミズテディベアー |
| KONAMI♪MUSICフル |
| KONAMI∞ENTERTAINMENT CLUB |
| KONAMIOnline.com/KonamiOnline.com/コナミオンラインドットコム |
| KONAMI'S OPEN GOLF CHAMPIONSHIP |

| |
|---|
| KONAMISPORTSCLUB／コナミスポーツクラブ |
| ＫＯＮＡＭＩの占いセンセーション |
| konami 波マーク |
| SCHOOL / KONAMI SPORTS CLUB |
| sports! konami |
| WELLNESS/KONAMI SPORTS CLUB |
| ＸＡＸエグザスツアー／KONAMI SPORTSCLUB (logo) |
| お得なサイトコナミ |
| キクミルコナミ |
| キッズコナミ/KID'S KONAMI/Kid's konami |
| コナミ |
| コナミ コンピュータ エンタテイメント＼KONAMI COMPUTER ENTERTAINMENT |
| コナミ ワイワイレーシング アドバンス＼KONAMI WAIWAI RACING ADVANCED |
| コナミ/KONAMI |
| コナミ/アーケードゲーム/コレクション (logo) |
| コナミ・レトロゲーム |
| コナミ□メダル王国 |
| コナミ８０'Ｓアーケードギャラリー |
| コナミアーケードゲームコレクション (logo) |
| コナミアーケードネット＼ＫＯＮＡＭＩ ARCADE NET |
| こなみあーてぃすとぷろだくつ＼コナミアーティストプロダクツ＼ＫＯＮＡＭＩ ARTIST PRODUCTS |
| コナミアプリＤＸ |
| コナミアプリコレクション/ＫＯＮＡＭＩ APPLICOLLECTION |
| コナミアミューズメント保守サービス |
| コナミアンティークス＼ＫＯＮＡＭＩ ANTIQUES |
| コナミエンタテインメントクラブ＼KONAMI ENTERTAINMENT CLUB |
| コナミカードサプライシリーズ |
| コナミキャラコレワールドＥＺ |
| コナミキャラコレワールドｉ |
| コナミクオリティーライフ研究所 |
| コナミサンキュウシリーズ (color logo) |
| コナミズテディ＼KONAMI'S TEDDY |
| コナミスポーツ＼ＫＯＮＡＭＩ ＳＰＯＲＴＳ |
| コナミスポーツクラブ/ＢＬＡＣＫＣＵＲＲＡＮＴ/ブラックカラント |
| コナミスポーツクラブ/KONAMI SPORTS CLUB |
| コナミスポーツプラザ |
| コナミスポーツマスターズ |
| コナミスポーツ塾 |
| コナミチャンネル/KONAMI CHANNEL |
| コナミック |
| コナミックゴルフ/KONAMIC GOLF |
| コナミテックギア＼KONAMI TECH GEAR |
| コナミデラックスパック (PD) |
| コナミテレマーケッティング センター |

コナミネットDX
コナミネットミックス
コナミのピンポン
コナミパーラーリサーチ
コナミポケッツ＼KONAMI POCKET'S
コナミマスターズ
コナミモバイル・オンライン
こなみるく＼コナミルク＼KONAMI RUKU
コナミワイワイワールド
コナミ完璧攻略シリーズ
コナミ対戦コロシアム
コナミ殿堂セレクション
コナミ殿堂セレクション (logo)
ビーマニポケット　コナミックス
ベビーコナミ/BABY KONAMI/Baby Konami
可楽美
科楽美
科樂美
小波＼こなみ
毎日はっしん！コナミゲームソフトサテライト
恋羽こなみ＼こいわこなみ